X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2004 JUN 29 P 1:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

04035305

June 19, 2004

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest news release for X-Cal Resources Ltd, which is dated June 18, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair
/km

encls

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

X-Cal Resources Ltd.

TSX/XCL **June 18, 2004**

News Release

MILL CREEK GEOPHYSICAL SURVEY COMPLETED/ DRILLING ONGOING

X-Cal Resources Ltd. reports that a detailed high density gravity geophysical survey has been completed on its Mill Creek Gold Property located in Lander County, Nevada, within an area known as the Cortez Joint Venture (CJV) Area. The new gravity survey data is being interpreted and incorporated into the growing X-Cal Mill Creek data package.

Two drills are working on the 100% owned X-Cal property at this time. The core drill is currently working on its third hole to test the flank of an interpreted, buried intrusive. The reverse circulation drill is working on its fifth hole. Assays for the initial drill holes are backlogged. The core drilling program is designed to provide early stratigraphic information as part of the mapping program at Mill Creek. The reverse circulation drill is testing exploration targets.

The Mill Creek Property is located over a lower plate window known as the "Goat Ridge Window" within the CJV area. A previous drill intercept on the X-Cal property of 10 feet of 0.52 opt Au has indicated the presence of gold in a favourable geologic environment.

X-Cal's 640-acre property is adjoined by mineral claims of two major companies. X-Cal has a co-operative data sharing agreement with one of the major companies. One of the neighbors has indicated that they are also preparing to drill.

X-Cal's initial Mill Creek budget of US$500,000 has been increased to US$1Million. The work program will continue throughout the summer.

The contents of this news release have been reviewed by Richard R. Redfern, M.Sc., C.P.G., who is a Qualified Person as defined by National Instrument 43-101.

X-Cal is also 50% partner in the Sleeper Joint Venture, which is currently spending US$500,000 per month exploring the Sleeper Gold District located in Humboldt County, Nevada (see press release dated June 1, 2004).

• • • • • • •

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*